Filed by Criteo S.A. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Criteo S.A.

Commission File No.: 001-36153

The following is being mailed to holders of Criteo’s ordinary shares in connection with the general meeting of shareholders.

Paris, February 17, 2026

Dear Shareholder,

Reference is made to the convening notice that was sent to you on January 22, 2026 (the “Convening Notice”) regarding the general meeting of the shareholders of Criteo S.A. (“Criteo” or the “Company”) to be held on February 27, 2026, at 10:00 a.m., Paris time (the “General Meeting”), at the Company’s registered office at 32 Rue Blanche, 75009 Paris, France, for the purposes set forth on the enclosed agenda which has remained unchanged since the Convening Notice, in connection with the proposed redomiciliation of the Company from France to Luxembourg.

Following the publication of French Decree No. 2026-94 of February 13, 2026 relating to the modernization of communication methods with shareholders of certain commercial companies, which has entered into force on February 16, 2026, amending in particular Article R. 225-86 of the French Commercial Code, the record date for any general meeting is now set at the fifth business day prior to the date of that general meeting (previously two business days).

The record date for the General Meeting is therefore now set on February 20, 2026 at 00:00 (Paris time), meaning that only shareholders of record at that time are entitled to vote at the General Meeting. You have the right to (i) vote at the General Meeting, (ii) vote in advance by submitting your voting card by mail, (iii) grant your voting proxy directly to the chairperson of the General Meeting, or (iv) grant your voting proxy to another shareholder, your spouse or your partner with whom you have entered into a civil union, provided in each case that you are the holder of record of ordinary shares of the Company on the record date. You may ultimately decide to vote in person at the General Meeting by requesting an admission card by checking the appropriate box on your proxy card.

If you choose to vote by mail, the deadline for sending your proxy card by mail remains unchanged. Thus, your proxy card must be received by Uptevia by February 23, 2026, in order to be taken into account. If you cast your vote by appointing the chairperson of the General Meeting as your proxy, the chairperson of the General Meeting will vote your ordinary shares in accordance with the Company’s board of directors’ recommendations. If you appoint another shareholder, your spouse or your partner with whom you are in a civil union to act as your proxy, such proxy must be written and made known to the Company, and such person’s proxy must be received by Uptevia, by February 23, 2026 in order to be taken into account.

Please refer to the proxy supplement expected to be filed with the U.S. Securities and Exchange Commission on or around February 17, 2026, for additional information.

Note that all information regarding the General Meeting can be found online on the Company’s Investor Relations website: http://criteo.investorroom.com/annuals.

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A

Yours sincerely,

Frederik van der Kooi

For the Board of Directors

Chairperson of the Board of Directors

Encl.:

-	agenda of the General Meeting

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A

Disclaimers

Cautionary Statement Regarding Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Forward-looking statements include statements with respect to our financial condition, results of operations, cash flows, plans, objectives, future performance and business and the assumptions underlying such statements. By way of illustration, words such as “anticipate”, “believe”, “expect”, “intend”, “estimate”, “project”, “will”, “should”, “could”, “may”, “predict” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. We base forward-looking statements on our current assumptions, expectations, estimates and projections about us and the markets that we serve in light of our industry experience, as well as our perception of historical trends, current conditions, expected future developments and other factors that we believe are appropriate under the circumstances. Forward-looking statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict and often outside of our control. Therefore, actual outcomes and results may differ materially from those expressed in forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors, including, among others: failure to obtain the required shareholder vote to adopt the proposals needed to complete the proposed redomiciliation; failure to satisfy any of the other conditions to the proposed redomiciliation, including the condition that the option to withdraw shares for cash in connection with the proposed redomiciliation is not exercised above a certain threshold; the proposed redomiciliation not being completed; the impact or outcome of any legal proceedings or regulatory actions that may be instituted against us in connection with the proposed redomiciliation; failure to list our shares on Nasdaq following the proposed redomiciliation or maintain our listing thereafter; inability to take advantage of the potential strategic opportunities provided by, and realize the potential benefits of, the proposed redomiciliation; the disruption of current plans and operations by the proposed redomiciliation; the disruption to our relationships, including with employees, landowners, suppliers, lenders, partners, governments and shareholders; the future financial performance of Criteo following the proposed redomiciliation, including our anticipated growth rate and market opportunity; changes in shareholders’ rights as a result of the proposed redomiciliation; inability to terminate the deposit agreement and withdraw our ordinary shares from the depositary so as to terminate our ADS program; difficulty in adapting to operating under the laws of Luxembourg; the deferment or abandonment of the proposed redomiciliation by our board of directors up to three days prior to the general shareholders’ meeting to vote thereon; following the completion of the proposed redomiciliation, a delay or failure in our ability to redomicile to the United States via the merger into a newly incorporated and wholly-owned U.S. subsidiary for any reason; costs or taxes related to the proposed redomiciliation; changes in general political, economic and competitive conditions and specific market conditions; adverse changes in the marketing industry; changes in applicable laws or accounting practices; failure related to our technology and our ability to innovate and respond to changes in technology; uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory; investments in new business opportunities and the timing of these investments; whether the projected benefits of the proposed redomiciliation, acquisitions or other strategic transactions materialize as expected; uncertainty regarding our international operations and expansion, including related to changes in a specific country’s or region’s political or economic conditions or policies (such as changes in or new tariffs); the impact of competition; uncertainty regarding legislative, regulatory or self-regulatory developments regarding data privacy matters and the impact of efforts by other participants in our industry to comply therewith; our ability to obtain and utilize certain data as a result of consumer concerns regarding data collection and sharing, as well as potential limitations in accessing data from third parties; failure to enhance our brand cost-effectively; recent growth rates not being indicative of future growth; our ability to manage growth, potential fluctuations in operating results; our ability to grow our base of clients; risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results; and those risks detailed from time-to-time under

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A

the caption “Risk Factors” and elsewhere in Criteo’s filings with the U.S. Securities and Exchange Commissions (the “SEC”) and reports, including the Criteo’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 28, 2025, subsequent Quarterly Reports on Form 10-Q and the Registration Statement on Form S-4 filed on November 3, 2025 and post-effective amendment thereto filed on January 7, 2026 in connection with the proposed redomiciliation, as well as the enclosed proxy statement / prospectus and any future filings and reports by Criteo. As a result of these and other factors, no assurance can be given as to our future results and achievements. Accordingly, a forward-looking statement is neither a prediction nor a guarantee of future events or circumstances and those future events or circumstances may not occur. You should not place undue reliance on the forward-looking statements, which speak only as of the date of this communication. We are under no obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events, or otherwise.

Additional Information and Where to Find It

In connection with the proposed redomiciliation, Criteo filed with the SEC a Registration Statement on Form S-4 and a proxy statement/prospectus under Rule 424(b)(3) on January 22, 2026 that includes a proxy statement for a special meeting of Criteo’s shareholders to approve the transaction and also constitutes a prospectus. The definitive proxy statement / prospectus was mailed to Criteo’s shareholders as of the record date established for voting on the proposed redomiciliation and the other proposals relating to the proposed redomiciliation set forth in the proxy statement / prospectus. Criteo may also file other relevant documents with the SEC regarding the proposed redomiciliation. This communication is not a substitute for the registration statements, the proxy statement / prospectus or any other document that Criteo may file with the SEC with respect to the proposed redomiciliation (if and when available). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT / PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRITEO AND THE PROPOSED REDOMICILIATION.

Shareholders are able to obtain copies of these materials and other documents containing important information about Criteo and the transaction free of charge through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Criteo are made available free of charge on Criteo’s investor relations website at https://criteo.investorroom.com.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed redomiciliation or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in the Solicitation

Criteo and its directors and certain of its executive officers and other employees may be deemed to be participants in the solicitation of proxies from Criteo’s shareholders in connection with the proposed redomiciliation. Information about Criteo’s directors and executive officers is set forth in the proxy statement for Criteo’s 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 29, 2025. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement / prospectus and other relevant materials regarding the proposed redomiciliation to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above in “Additional Information and Where to Find It.”

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A

RESOLUTIONS SUBMITTED TO THE GENERAL MEETING

OF FEBRUARY 27, 2026

The general meeting of Criteo (the “Company” or “French Criteo”) (the “General Meeting”) is convened specifically for the following purposes (the “Proposals”):

1.

To consider and vote on a proposal to convert French Criteo, without being dissolved, wound up or placed into liquidation, into a public limited liability company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg (such entity, “Lux Criteo” and such transaction, the “Conversion”), thereby transferring its registered office (siège statutaire) and central administration (administration centrale) to the Grand Duchy of Luxembourg, while retaining its legal personality and continuing the terms of office of its directors as of the effective time of the Conversion (the “Effective Time”), i.e., the date of enactment of the Constat Deed (as defined below) by the Luxembourg notary upon the completion of the legality control of the Conversion (the “Conversion Proposal”). References herein to “Criteo” or the “Company” are to, in respect of the time period prior to the Conversion, French Criteo and, in respect of the time period following the Effective Time, Lux Criteo.

2.

After having acknowledged the report prepared by the board of directors of the Company (the “Board of Directors”) in accordance with Article 420-26(5) of the Luxembourg Company Law detailing the reasons for the proposal to authorize the Board of Directors to limit or withdraw the shareholders’ preferential subscription rights in respect of the issuance of any new shares from Lux Criteo’s authorized share capital, to consider and vote on a proposal to adopt the articles of association of Lux Criteo, (the “Lux Articles”), to be effective as of the Effective Time, which, among other things, provide for (a) an authorized share capital excluding the issued and outstanding share capital as of the Effective Time, set at an amount equal to 10% of the issued and outstanding share capital of the Company at the Effective Time as confirmed in the acknowledgment (constat) deed enacted by the Luxembourg notary in the context of the Conversion (the “Constat Deed”), rounded down to the nearest whole number, which consists of a number of shares equal to such authorized share capital divided by the per share nominal value of EUR 0.025; (b) an authorization for the Board of Directors, for a period of five years from the Effective Time, to (i) issue new shares with or without share premium, having the same rights as the existing shares, any subscription and/or conversion rights, including options, time-based restricted stock units, performance-based restricted stock units, warrants or similar instruments and any other instruments convertible into or repayable by or exchangeable for new shares, and to limit or withdraw the shareholders’ preferential subscription rights to the new shares in accordance with Article 420-26(5) of the Luxembourg law dated 10 August 1915 on commercial companies, as amended, (the “Luxembourg Company Law”), and (ii) proceed to a gratuitous allocation of existing shares or shares to be issued from and within the limits of the authorized share capital; (c) an authorization to the Board of Directors for a period of 18 months from the Effective Time to acquire up to 11,000,000 shares (for the avoidance of doubt, this number does not include the shares acquired and held in treasury by the Company prior to the Effective Time); and hold its own shares, in accordance with, Article 430-15(1) of the Luxembourg Company Law and the conditions set forth in the Lux Articles; and (d) an authorization to the Board of Directors for a period of five years from the Effective Time to proceed with the cancellation of any own shares held in treasury from time to time, including the cancellation of any treasury shares acquired by the Company prior to the Effective Time (the “Charter Proposal”).

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A

3.

To consider and vote on a proposal to appoint Deloitte Audit, a private limited liability company (société à responsabilité limitée), having its registered office at 20 Boulevard de Kockelscheuer, L-1821 Luxembourg, Grand Duchy of Luxembourg and registered with the RCS Luxembourg under number B67895, as statutory auditor (réviseur d’entreprises agréé) of the Company, as of the Effective Time, for a mandate expiring at the second annual meeting of the Company following the Effective Time (the “Auditor Proposal”).

4.

To consider and vote on a proposal to approve, authorize and empower the Board of Directors or any person duly appointed and authorized by the Board of Directors, acting individually with full power of substitution and full power of sub-delegation, in the name and on behalf of the Company, (i) for the purposes of the Constat Deed to be passed by the Luxembourg notary in the context of the Conversion, to confirm the following information to the Luxembourg notary as of the date of the Constat Deed: (a) the name, professional address and the terms of office of the directors of the Company; (b) the amount of the issued share capital, the number of ordinary shares and the nominal value of each ordinary share of the Company, for the purposes of including in article 5.1 of the Lux Articles the correct amount of issued share capital, the number of ordinary shares and nominal value of each ordinary share of the Company; and (c) the satisfaction or waiver of any conditions precedent to the Conversion set forth in the draft terms of the Conversion dated January 6, 2026, and (ii) to effect, implement and carry out any actions, steps, formalities or execute any documents, confirmations, acknowledgments, notices as our Board of Directors or such delegate deems relevant, necessary or appropriate, in its sole discretion, in connection with the passing of the Constat Deed before the Luxembourg notary and the Conversion (the “Delegation Proposal”).

5.

To approve the adjournment or postponement of the General Meeting to a later date or dates to solicit additional proxies if there are insufficient votes at the time of the meeting to approve the Conversion Proposal, the Charter Proposal, the Auditor Proposal or the Delegation Proposal (the “Adjournment Proposal”).

The approval of each of the Conversion Proposal, Charter Proposal, Auditor Proposal and Delegation Proposal is conditioned on the approval of the others.

Criteo - 32 rue Blanche, 75009 Paris, France - Tél +33 (0)1 75 85 09 39 SA au capital de 1.391.497,375 € - RCS Paris 484 786 249 – APE 6202A